NEWS RELEASE 07-24	June 4, 2005

FRONTEER INCREASES INVESTMENT IN LATIN AMERICAN MINERALS INC.

Fronteer Development Group Inc ("Fronteer" or “Company”) (FRG – TSX/AMEX) is pleased to announce that it has acquired 2,000,000 units (“Units”) of Latin American Minerals Inc. (“Latin American”) at a price of C$1.00 per Unit as part of a larger private placement of 12,000,000 Units by Latin American (the “Offering”). Each Unit is comprised of one common share in the capital of Latin American and one-half of a common share purchase warrant. Each whole warrant entitles Fronteer to acquire one additional common share of Latin American at a price of C$1.25 for a period of 12 months from closing of the Offering.

Fronteer now owns 8,210,000 common shares of Latin American or 18.83% of the issued and outstanding common shares of Latin American. Fronteer also owns 3,655,000 common share purchase warrants, which if exercised, would result in Fronteer owning an additional 3,655,000 common shares of Latin American. On a fully diluted basis, Fronteer would own 19.48% of Latin American’s common shares.

“Our participation in this latest round of financing reflects our belief in the quality of Latin American’s projects,” said Dr. Mark O’Dea, Fronteer President and CEO. “We are pleased to participate in the growth of Latin American as it advances its project pipeline.”

Latin American plans to use the proceeds for general corporate purposes including potential future acquisitions.

Fronteer may acquire additional common shares of Latin American or dispose of its interest, at any time in the future.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making new big discoveries. Fronteer will have exposure to approximately C$42 million in exploration/development expenditures and 130,000 metres of drilling throughout 2007. Fronteer has approximately $103 million in cash, no debt, and holds approximately a 46.8% interest in Aurora Energy Resources (AXU - TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations
Jessica Delaney, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential future acquisition or disposition of common shares of Latin American, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to Latin American operations, the actual results of Latin American’s exploration activities, conclusions of economic evaluations, uncertainty in the Latin American estimation of ore reserves and mineral resources, changes in Latin American project parameters as plans continue to be refined, future prices of gold, silver and copper and zinc, economic, environmental risks and hazards of Latin American’s properties, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.